

November 20, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     ETF Opportunities Trust
        Issuer CIK:      0001771146
        Issuer File Number:     333-234544 / 811-23439
        Form Type:      8-A12B
        Filing Date:    November 20, 2025


To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the T-REX 2X Long CIFR Daily Target ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications